Accountants Consent

The American Growth Fund, Inc. (The Fund)

We hereby consent to the incorporation by reference into Post-Effective Amendment No. 51 to your Registration Statement, (File No. 2-14543) (the Registration Statement) of our report dated August 18, 1995, to the extent it covers the statement of changes in net assets for the Fund for the year ended July 31, 1995, and the selected per share data and ratios set forth under the caption Supplementary Information for each of the four years in the period then ended, which statement, data, ratios and report appear in the July 31, 1995, Annual Report of the fund and are incorporated by reference into the Registration Statement.


/s/                                                      Smith, Brock &
Gwinn

Denver, Colorado
September 27, 1996